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                                                                   EXHIBIT 99.2


                      SUMMARY OF SENIOR FACILITY AGREEMENT
                      ------------------------------------

Centerpulse Limited (the "COMPANY") and Sulzer Orthopedics Inc. (the "BORROWER") have secured loans under a Senior Credit Facility from a syndicate of lenders arranged by UBS AG, in an aggregate amount of $635 million. The Senior Credit Facility Agreement was executed on 29 October 2002. The entire drawings under the Senior Credit Facility (less transaction costs) were applied in part-payment of the cash portion and cash in lieu of the convertible callable component of the Settlement Agreement on 4 November 2002 (the "FUNDING DATE").

The Senior Credit Facility consists of two debt Tranches: Tranche A of US$250,000 (or euro equivalent) and Tranche B of US$385,000 (or euro equivalent)

The Tranche A Loan is repayable in full in a single payment on the second anniversary of the Funding Date.

The Tranche B Loan is repayable on the 5th anniversary of the Funding Date, with nominal interim amortisation payments equal to approximately 0.25% of the initial Tranche B Loan due quarterly on each 3-month anniversary of the Funding Date.


REFINANCING
-----------

The Company will be required to refinance all or a portion of the loans borrowed under the Senior Credit Facility on or prior to 1 March 2003 in the event UBS AG is unable by that date to syndicate their participation in the Senior Credit Facility to $50,000,000 or less, by way of an issuance of debt securities or by arrangement for additional lenders or investors to purchase interests in the loans such that as a result UBS AG's participation in the Senior Credit Facility is reduced at or below $50,000,000.


SUBORDINATION OF OTHER CLAIMS
-----------------------------

The security interests granted by the Company and its Subsidiaries to the United States Department of Justice under the Medicare Settlement against the Company and its subsidiaries are subordinated to the security interests of the Senior Banks under the Senior Credit Facility, under an intercreditor agreement with the Senior Banks.


GUARANTEES AND SECURITY
-----------------------

The Company, Centerpulse USA Holding Co. and certain other material subsidiaries of the Company (the "MATERIAL SUBSIDIARIES") have guaranteed the full payment of amounts owing under the Senior Credit Facility, and have also guaranteed the performance of all other obligations thereunder, subject in all cases to certain limitations (including legal limitations under applicable law). Security has been given by the Borrower, the Company, Centerpulse USA Holding Co. and certain subsidiaries over certain of each such company's tangible and intangible assets.

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INTEREST RATES AND FEES
-----------------------

The applicable margin for the Tranche A loan is 2.75% per annum for the six months following utilisation and 3.00%, 3.25% and 3.50% per annum, respectively, for each of the three subsequent six month periods following the first six month period. The applicable margin for the Tranche B loan is 3.50% per annum.

A commitment fee of 0.75% per annum on the daily, undrawn, uncancelled amount of the Senior Credit Facility was payable from 13 September 2002 (the date the financing commitment was agreed) to the Funding Date.


PREPAYMENT
----------

All loans under the Senior Credit Facility require prepayments under certain conditions (with certain exceptions), including (i) in full upon demand following a change of control (defined as a person or group acquiring more than 35% of the voting share capital), (ii) upon the receipt of proceeds of asset disposals (subject to certain reinvestment rights), (iii) from 50% of excess cash flow (payable at delivery of audited accounts for each financial year),
(iv) from the net proceeds of insurance claims (subject to the ability to repair or replace the damaged assets) and (v) from all (or, if Tranche A has been repaid in full, 50%) of the proceeds of any equity or equity-linked issuances after the Funding Date.

The Borrower may voluntarily prepay all or a portion of the Senior Credit Facility at any time subject to notice and minimum amounts.


REPRESENTATIONS AND WARRANTIES
------------------------------

Each obligor under the Senior Credit Facility has made a number of representations and warranties (certain of which will be repeated from time to time), including representations and warranties: (i) as to corporate matters,
(ii) that there has been no bankruptcy or insolvency, (iii) that there has been no default or event of default, (iv) that there has been no litigation or enforcement proceedings (other than as disclosed), (v) as to the accuracy of information provided to the Senior Banks, (vi) that there have been no security interests granted to third parties (other than as permitted), (vii) in respect of the timely payment of taxes, (viii) that there have been no changes to the Group's corporate structure and capitalisation, (ix) that there has been no additional debt incurred (other than specific permitted debt), (x) that the Group has complied with laws and regulations (including environmental laws and ERISA), (xi) that there has been no material adverse change in the Group, (xii) as to the absence of material undisclosed or contingent liabilities, (xiii) that there has been no breach of any corporate documents or law or any material agreements, (xiv) as to the validity and enforceability of material agreements,
(xv) as to the accuracy of financial statements, (xvi) as to the ownership of the Group's properties and material intellectual property rights and (xvii) as to the receipt of necessary governmental and third party approvals and/or consents.

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COVENANTS
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The Senior Credit Facility is also subject to customary affirmative and negative covenants and restrictions, including:

Affirmative Covenants:
---------------------

=-   agreed use of proceeds;

=-   payment of taxes when due;

=-   maintenance of agreed levels of insurance;

=-   maintenance of corporate existence, rights and necessary authorisations;

=-   granting of access to the Senior Banks;

=-   implementation of agreed interest rate and currency hedging arrangements;

=- compliance with material contractual obligations and laws (including environmental law);

=-   maintenance and funding of pension funds;

=-   maintenance of material properties in good repair;

=- notification of (a) events of default and potential events of default under the facility documents, (b) material defaults under other material contracts, (c) litigation and (d) other adverse actions;

=-   maintenance of proper books and records;

=- provision of agreed security interests and/or guarantees by Material Subsidiaries; and

=- guarantors to ensure that, save as required by law, there are no restrictions on their ability to receive payments from their subsidiaries or to make payments to the Company or any intermediate holding company whether by way of dividend, loan or otherwise.

Negative Covenants:
------------------

=- negative pledge (i.e., no security interests to third parties) with certain agreed exceptions;

=- restriction on disposals, assignments or transfers, with certain agreed exceptions;

=-   no material change of the Group's business;

=-   restriction on acquisitions and mergers, with certain agreed exceptions;

=- restriction on making loans and investments, entering into joint ventures and the granting of other credit, with certain agreed exceptions;

=- restriction on incurring additional indebtedness (including guarantees and other contingent obligations), with certain agreed exceptions;

=- restriction on paying dividends, redeeming share capital, repurchasing share capital or the making of any other returns to any of the shareholders of the obligors and their affiliates, with certain agreed exceptions;

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=-   restrictions on making payments of subordinated debt (including amounts owed under the settlement with the U.S. Government);

=- restrictions on prepaying other indebtedness or repurchasing of other indebtedness, with certain agreed exceptions; and

=- restrictions on varying the Group's constitutional documents, any litigation settlement agreements and any indebtedness and other material agreements.

The Senior Credit Facility also contains financial covenants requiring the Company and its subsidiaries to, among other things, maintain minimum coverage of interest expense, minimum coverage of fixed charges, a limit on capital expenditures and not exceed a maximum total debt to EBITDA ratio.


EVENTS OF DEFAULT
-----------------

The Senior Credit Facility documentation contains events of default, including, among others: (i) the non-payment of principal, interest or fees (subject to an agreed grace period), (ii) the failure to observe certain undertakings set forth in the facility documents (subject to agreed grace periods where capable of cure), (iii) making an incorrect representation, warranty or statement (subject to agreed grace periods where capable of cure), (iv) insolvency in respect of any Material Subsidiary, (v) cross defaults under other financial indebtedness (subject to agreed threshold amounts), (vi) the cessation of business, (vii) the occurrence of a material adverse change, (viii) a change of control, (ix) a material qualification of the Group's annual audit, (x) termination of material contracts and (xi) the occurrence of any adverse litigation and judgements.

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